Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total acquires a hundred service stations in Puerto Rico

Paris, November 2, 2004 — Total has finalized an agreement to acquire one hundred service stations on the island of Puerto Rico. The GPR- and CITGO-branded retail outlets are spread widely across this island and they will be branded in the Total colours by the end of 2005. With this agreement Total has acquired 6% of the retail market.

This acquisition reinforce Total’s development strategy in the Caribbean, an area of rapidly growing consumption. In spring 2004, Total set up a distribution network in Jamaica, an addition to its presence in the French Caribbean islands.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com